November 10, 2005



Ms. Prabha Varshney, Chief Accounting Officer
Entourage Mining Ltd.
475 Howe, Suite 614
Vancouver, British Columbia  V6C 2B3
Canada

	Re:	Entourage Mining Ltd.
		Form 20-F for the Fiscal Year Ended December 31, 2005
Filed July 1, 2005
		File No. 000-50305


Dear Ms. Varshney:

      We have reviewed your Form 20-F for the Fiscal Year Ended December 31, 2005 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

Controls and Procedures, page 33

1. Please revise to state whether your disclosure controls and procedures were effective as of the end of the reporting period covered by your report. Refer to Item 15(a) of Form 20-F for additional guidance.

Consolidated Financial Statements, page F-1

Auditors` Report, page F-2

2. Please amend your filing to include an accountants` report in your
Form 20-F for the years ended December 31, 2003 and 2002.

3. We note that the period from June 16, 1995 (inception) to December
31, 2004, is not covered by an audit report. Please determine with your auditor whether your auditor can opine on the inception-to-date period. Otherwise, label the inception-to-date period as "unaudited".

Consolidated Statements of Operations, page F-4

4. Please amend your filing to include your statements of operations and of cash flows for the year ended December 31, 2002 on page F-4 and
F-6, respectively. Refer to Item 17(a) of Form 20-F and Item 8 of Form 10-K for additional guidance.

Certifications, page 58

5. We note that you state your certifying officers` titles and do not certify to the effectiveness of disclosure controls and procedures as of the end of the reporting period covered by your report. Please conform your Rule 13a-14(a)/15d-14(a) certifications to the certifications set forth in the Instructions as to the Exhibits, exhibit 12, of Form 20-F.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Ryan Milne at (202) 551-3688, or Sandy Eisen at
(202) 551-3864, if you have questions regarding comments on the financial statements and related matters.  Please contact me at
(202)
551-3684 with any other questions.

								Sincerely,



								April Sifford
								Branch Chief

cc: 	Mr. Ryan Milne
	Ms. Sandy Eisen